Exhibit 99.B(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders

SEI Asset Allocation Trust:

We consent to the use of our report dated May 27, 2016, with respect to the financial statements of SEI Asset Allocation Trust, comprised of the Defensive Strategy Fund, the Defensive Strategy Allocation Fund, the Conservative Strategy Fund, the Conservative Strategy Allocation Fund, the Moderate Strategy Fund, the Moderate Strategy Allocation Fund, the Aggressive Strategy Fund, the Tax-Managed Aggressive Strategy Fund, the Core Market Strategy Fund, the Core Market Strategy Allocation Fund, the Market Growth Strategy Fund, and the Market Growth Strategy Allocation Fund, as of March 31, 2016, and to the references to our firm under the heading “Financial Highlights” in the Prospectuses and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ KPMG LLP

Philadelphia, Pennsylvania
July 29, 2016